

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 21, 2017

Robert Bubeck
President and Principal Executive Officer
Atlantic Acquisition II, Inc.
18731 SE River Ridge
Tequesta, FL 33469

Re: Atlantic Acquisition II, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2017
File No. 333-221490

Dear Mr. Bubeck:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2017 letter.

Plan of Distribution, page 17

1.   We are unable to locate your response to prior comment 7. In this regard, we note that Miguel Dotres is identified as a promoter on page 32 but not elsewhere. According to filings with the Commission, Mr. Dotres is the CEO of Whiskey Acquisition, a public company. Expand your disclosure to address Mr. Dotres' affiliation with Whiskey Acquisition, a blank check company whose registration statement went effective on April 8, 2016, has not made any public filings since then and has not completed a business combination.

Financial Statements, page F-1

2.   Update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing. In addition, provide a currently dated consent from your independent accountant with future amended filings.

Robert Bubeck
Atlantic Acquisition II, Inc.
December 21, 2017
Page 2

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources